02030088

3-28-02

GlaxoSmithKline

FORM 6-K

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For, 28 March 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned directors:-

Mr John D Coombe	Exercised a nominal cost option (£1.00) on 27 March 2002 to acquire 18,087 shares in the Company, which had vested under the Glaxo Wellcome 1999 Long Term Incentive Plan. Mr Coombe subsequently sold 7,250 of the shares so acquired at a price of £16.22 per share to pay the resultant tax liability and to meet the costs arising from the sale.
Sir Richard Sykes	The transfer on 27 March 2002 from a trust of which Sir Richard Sykes is a trustee (The R B Sykes 1997 Discretionary trust) of a total of 2,968 shares in GlaxoSmithKline plc to four beneficiaries under the Trust, namely Sir Richard's daughter, son and two granddaughters.
	The sale on 27 March 2002 by a trust of which Sir Richard Sykes is a trustee (The R B Sykes 1997 Discretionary Trust) of 371 shares in GlaxoSmithKline plc at a price of £16.46 per share.
	The sale on 27 March 2002 by a trust of which Sir Richard Sykes is a trustee (The Lady Janet Sykes Discretionary Trust) of 371 shares in GlaxoSmithKline plc at a price of £16.48 per share.

The Company was advised of these transactions on the 27 March 2002.

S M Bicknell
Company Secretary

28 March 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 28 March 2002

By: ____________________
SIMON M BICKNELL
SECRETARY